As filed with the U.S. Securities and Exchange Commission on February __, 2007

Commission File No. _____________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

EUROMEDIA HOLDINGS CORP.
(Name of Small Business Issuer in its charter)

Florida	20-4204678
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

Suite 800, 1395 Brickell Avenue, Miami, Florida	33131-3300
(Address of principal executive offices)	(Zip Code)

305-529-6220
(Issuer's telephone number)

Sebastien Perioche, President
Suite 800
1395 Brickell Avenue
Miami, Florida 33131-3300
(Name and Address of Agent for Service)

305-529-6220 (voice)
305-529-6201 (facsimile)
(Telephone number, including area code, of agent for service.)

Copy To:
Jackson L. Morris, Esq.
3116 W. North A Street, Tampa, FL 33609-1544
Telephone: 813-874-8854 Facsimile: 800-310-1695
E-mail: jackson.morris@rule144solution.com

Securities to be registered under Section 12(b) of the Act:	None

Securities to be registered under Section 12(g) of the Act:	Common Stock, $0.001 par value

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

OUR CORPORATE HISTORY AND ORGANIZATION

“We” and “our” refer to EuroMedia Holdings Corp., a Florida corporation. On April 21, 2006, Eurocinema Corp. merged into New-Era Trading Group, Inc. and New-Era Trading Group changed its name to EuroMedia Holdings Corp. Eurocinema and EuroMedia are our service marks.

New-Era Trading Group was incorporated in Florida in 1988, under the name "Gardner Marketing Services, Inc". Management believes that from incorporation until 1992, Gardner did not engage in any business and was dormant. Beginning in about September 1992, Gardner began an effort to develop a business importing and exporting consumer products. In May 1994, Gardner changed its name to New-Era Trading Group, Inc. In 1998, New-Era Trading Group was unable to obtain additional funding which it needed to support its marketing effort and it ceased all business operations in February, liquidating all of its assets.

The background and history of Eurocinema Corp. is as follows:

•	Ildemaro Martinez, Jr. founded and Sebastien Perioche co-founded Eurocinema, Inc. in Massachusetts in 1995, for the purpose of offering short films over the Internet.

•	Mr. Martinez founded and Mr. Perioche co-founded Eurocinema, LLC, a Delaware limited liability company, in 1998.

•
Mr. Perioche owned forty percent of Eurocinema, LLC and ITV Digital Holdings, LLC owned sixty percent. Mr. Martinez and the Perioche family each owned fifty percent of ITV Digital, after ownership adjustments made in 1999.

•
In 1999, Mr. Perioche and Mr. Martinez contracted to sell Eurocinema, Inc. to Eurocinema, LLC, a Delaware limited liability company, but the conditions for the sale were not satisfied and Eurocinema, Inc. filed its last annual report in Massachusetts in 2000, but appears to have not been either voluntarily or administratively dissolved at the date of this registration.

•	Mr. Perioche and Mr. Martinez then utilized Eurocinema, LLC for the purpose of developing a business of streaming video over the Internet.

•
Pursuant to a "partnership agreement" in 2003, the Perioche family relinquished its interest in ITV Digital and Eurocinema LLC was dissolved, its assets to be transferred to "Euroventure Entertainment Inc. or successor entity".

•
“Euroventure” was never incorporated; but, apparently in its stead, Eurocinema Corp. was founded in 2003 in Delaware, to be owned eighty percent by Euroventure S.A. (owned by the Perioche family) and twenty percent by Mr. Martinez personally (apparently in place of ITV Digital). However, Mr. Martinez never paid for his stock and his subscription was cancelled.

•	The business purpose of Eurocinema Corp. was to engage in providing European and international cinema by video-on-demand over cable television.

•	On January 18, 2006, the Delaware corporation was domesticated as a Florida corporation, followed by the voluntary dissolution of the Delaware corporation on October 16, 2006.

•	On August 12, 2005, Mr. Martinez acknowledged in a filing with the U.S. Patent and Trademark office that he had "no legal affiliation with Eurocinema Corp." See, "Litigation".

•	On April 12, 2006, Eurocinema Corp. merged into EC Merger Corp., with the surviving company named Eurocinema Corp., which, as described above, merged into New-Era Trading Group.

OUR BUSINESS

OVERVIEW

We are the only multi-platform media company entirely dedicated to bringing European and other international cinema to North America and Worldwide. The first consumer brand we have launched is Eurocinema. Eurocinema is a video-on-demand (VOD) service dedicated to European and world cinema. Eurocinema is currently available to over thirteen million homes reached by select cable television systems in the U.S. and Canada. We have an agreement with Google to offer Eurocinema over the Internet, although we are not able to predict when Google will complete the development of its VOD platform. We are currently in negotiation with both major providers of satellite television, but we are not able predict when we will obtain a contract or begin offering Eurocinema via satellite. We believe that we can benefit from the significant interest in international cinema in the U.S. and Canada, as well as elsewhere in the World by providing access to quality foreign films to viewers who may not otherwise have access in local theatres and by cable and broadcast television and DVD rental. We officially launched our service in October 2005 as a standalone VOD channel available at that time to approximately 500,000 U.S. homes.

We are positioning Eurocinema as the definitive worldwide destination for quality, award-winning international film on television and the Internet. We offer our cinema titles in program blocks of two hours each. A programming block combines a feature length film with a short title and background information on the films and filmmakers, including interviews, and coverage of international festivals. Our film titles will span the global film industry, originating in countries whose efforts are familiar to North American audiences, including Britain, France, Germany and Italy, as well as other countries rarely showcased, such as Norway, Sweden, Denmark, Albania, Ukraine, Serbia and Croatia.

We believe we are uniquely positioned to become the leader in the emerging cable programming model: A branded VOD only network, including subscription video on demand (SVOD). We believe limited bandwidth available on cable systems limits the opportunities to launch traditional 24/7 networks. We believe the cable industry recognizes that the model of branded VOD and SVOD service is the next generation of cable service.

INDUSTRY BACKGROUND

The National Cable Television Association (NCTA) has estimated that at year-end 2006 there would be thirty-four million digital TV enabled homes in the U.S. and projects that number to double over the next five years. A digitally capable household can receive all digital services provided by a cable operator - digital channels, digital video recording (DVR), on-demand services and soon interactive television services. NCTA, Kagan Research LLC and PriceWaterhouseCoopers (PWC) expect VOD revenues to grow from $820 million in 2004 to nearly $2 billion in 2008.

We believe there is an audience for foreign films in North America. In 2004, foreign films such as “Motorcycle Diaries” and “Maria Full of Grace” did well at the box office and gained recognition with Oscar nominations. When a foreign language/subtitled movie achieves box office sales of more than $1 million, the film industry considers it a success. The following films exceeded this figure, according to Variety magazine: “Motorcycle Diaries” at $16 million, “House of Flying Daggers” at $11 million, “Maria Full of Grace” at $6.5 million, “A Very Long Engagement” at $6.4 million, “Les Choriste” at $2.2 million and “Sea Inside” at $2.1 million.

While numerous, critically acclaimed theatrical films are produced worldwide by major studios and prestige independent producers, their availability in the North American market traditionally has been limited. In the U.S., foreign titles account for about one percent of the box office and generally open on fewer than 100 screens. This is due to U.S. titles taking the bulk of the screens. For example, the widest release of “Motorcycle Diaries” was 272 screens compared to the U.S. movie, “Win a Date with Tad Hamilton”, which achieved its widest release on 2,800 screens, according to BoxOfficeMojo.com. In major North American markets, international titles are generally limited to specialty theatres where they must share screen time with U.S. art films, independent films and documentaries. Specialty theatres, however, rarely exist in midsize and small North American markets.

Video/DVD rental stores stock small, discretionary selections of foreign films: According to the Motion Picture Association of America (MPAA), international titles account for two percent of U.S. video rentals. We believe this is due not to disinterest on the part of U.S. consumers, but because only a limited number of titles are available. While the niche cable networks Sundance Channel and the Independent Film Channel (IFC) have recognized the appeal of international cinema to their audiences, currently only about twenty percent of their schedules are non-U.S. titles and all of those have had a theatrical release in the U.S.

According to a PWC report issued in January 2005, “the success of cable networks and operators largely will depend on their ability to use the on-demand platform over the next several years, and networks should focus on investing in high-quality programming.”

The cable television industry sees television viewing to be moving to an on-demand world, where consumers can pull up the type of content they want rather than having it pushed at them in specified time slots. They expect vast changes to occur over the next five to ten years in how people watch television. They have invested over $11 billion in digital cable system upgrades in 2006 alone. The cable television industry has experienced growth in customer usage of DVRs and expansion of VOD usage. In partial response, the cable television industry is offering premium channels with multiple feeds of their networks that approach near VOD.

The PWC report continues to claim that~~,~~ VOD cable-operator revenue will grow at an average annual rate of 18.5 percent, from $720 million in 2003 to $1.7 billion in 2008. According to a January 24, 2005 article in the Hollywood Reporter, “Future of Cable Rests in On Demand World”, cable operators believe that by offering diverse and varied programming on their on-demand platforms they will bring value to their bundle of services and slow subscriber “churn”, thus retaining revenue-generating customers.

VOD was available in more than 200 markets throughout the U.S. and Canada in 2006, and the cable television industry and NCTA expect the number of markets to grow at an intensive rate with the expansion of digital cable platforms. The following table provides data on the number U.S. households with digital television on an historic and projected basis:

Digital TV Households in the US, by Delivery Platform, 2003 - 2007 (in millions)
	2003	2004	2005	2006	2007
Cable	22.2	25.4	29.1	33.2	37.8
Satellite	21.6	23.6	25.7	27.9	30.0
Terrestrial/other	0.4	0.5	0.7	1.4	2.5
Total	44.2	49.0	55.5	62.5	70.3
Source: eMarketer, Inc. August 2004 © 2004 eMarketer, Inc.

The following table provides data on the number U.S. households with digital television on an historic and projected basis:

US Digital Cable Households, 2002 - 2009 (in millions)
2002	19.3
2003	23.1
2004	27.2
2005	31.0
2006	34.6
2007	37.9
2008	41.0
2009	44.2
Source: Forester Research; June 2004 © 2005eMarketer, Inc.

The following table provides data on the number U.S. households with VOD enabled television on an historic and projected basis:

US Digital Cable Households, 2002 - 2009 (in millions)
3.2	7.7	12.9	19.3	24.7	28.4	33.5	43.3	53.2	63.0
2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Source: MAGNA Global; On Demand Quarterly

According to the NCTA there are currently seventy-three million cable households. Fifty million of these are “premium” households, meaning they buy premium channels, mainly movies. There are currently twenty-eight million digital households who buy beyond the premium services and have access to VOD, DVR, broadband and similar services.

We believe we will be in a position to capitalize on (i) the tremendous growth in VOD households which are expected to reach nearly 60 million households in the next four years and (ii) the focus of cable operators on the VOD platforms for dependable revenue streams.

Cinema has already proven to be the main driver of VOD/PPV usage. According to Kagan Research and MPAA, there will be significant growth through 2008 of the market for movies delivered through pay services. As the chart below indicates, the expected growth comes from the video rental market and only slightly from the theatrical box-office. The following table provides data on movie revenue on an historic and projected basis.

Total Movie Revenue Growth (in billions)
	2000	2008
Theatrical	21%	23%
Pay Television	23%	31%
VCR / DVD	56%	46%
Total	$36.1	$53.4
Source: Kagan Research; MPAA; PWC

HOW WE INTRODUCED OUR EUROMEDIA BRANDED VOD SERVICE

We began a soft launch of our branded Eurocinema VOD service in August 2004 for the purpose of establishing relationships with selected cable operators and the viability of offering European cinema by cable VOD. We ramped up to approximately seventy cable systems, ending with access to approximately 2.5 million subscribers, or an average of approximately 1.5 million subscribers, at the end of the soft launch period. During the soft launch period, we offered three film titles and 6,096 viewings of movies were sold. The soft launch period ended in July 2005. TVN Entertainment Corporation (TVN) placed our titles in its “independent” package to certain cable systems. Other cable systems placed our titles under “new releases”. The three initial titles were refreshed after two months with the addition of two new titles and the withdrawal of two titles. The Eurocinema titles were among approximately 170 titles (the number varied by cable system) that viewers were able to search through to make a selection. During the soft launch, we could not brand the movie titles under Eurocinema or market them to subscribers effectively because they were listed just by the title among all the cable operator's titles. Although we forecast an average 0.17% buy rate across all systems, we exceeded our forecast in forty out of seventy-one markets. The actual average buy rate was 0.4% across all systems during the soft launch period.

The following tables present the buy rates experienced by market for selected large market systems and for selected small market systems during our soft-launch period.

LARGE MARKET SYSTEMS
SYSTEM	SUBSCRIBERS	BUYS	BUY RATE
Charter Long Beach	48,444	113.20%
Charter Los Angeles	94,717	180.20%
RCN Boston	46,438	574	1.23%
RCN Manhattan	29,734	219.74%
RNC Washington	23,208	170.73%

SMALL MARKET SYSTEMS
SYSTEM	SUBSCRIBERS	BUYS	BUY RATE
Bresnan*	36,549	303	1.00%
Blue Ridge†	29,523	169	1.00%
Madison, WI‡	77,965	220.30%
Greenville, SC‡	71,970	142.20%
Newtown, CT‡	65,850	175.27%
*Wyoming, Montana, Utah and Western Colorado
†Stroudsburg, PA
‡Charter.

For purposes of comparison, we understand that feature length movies offered on PPV and VOD typically have buy-rates between one and six percent. The rate depends significantly on the marketing effort put behind the title either during its theatrical run, DVD release or its PPV/VOD presentation. Most studio PPV/VOD releases depend entirely on the name recognition developed during the movie's theatrical run. None of the titles we offered had any name recognition developed by these traditional means, or any other means.

CURRENT DISTRIBUTION OF OUR BRANDED VOD SERVICE

During the summer of 2005, following the end of the soft launch test, we laid the groundwork for the full service launch. These activities included:

• A distribution agreement with TVN. The agreement provides that:
•
We have the opportunity to place twenty hours of content (ten programming blocks each of which consists of a feature film and either a short film or featurette, with an introduction by a Eurocinema host) on the systems serviced by TVN, with the content expected to grow to thirty hours;

•	TVN handles uplink and all technical aspects, as well as back office requirements, billing, accounts receivable, etc.

TVN provides distribution services to MSOs that in the aggregate have over twenty-two million VOD subscribers.

• A distribution agreement with iN Demand LLC providing access to the eleven million Time Warner households. The agreement provides that:
•	iN Demand receives the encoded programming content from TVN and then distributes it to the Time Warner systems;
•	iN Demand handles the billing and collections.

We added approximately eleven million homes in the U.S. and Canada in the six month period ended June 30, 2006. We have expanded our focus beyond cable television, to include IPTV, satellite television and hotel VOD. At the date of this registration, we have signed licensing agreements with distributors in Europe covering twenty-two feature length and eighteen short films.

The following table sets forth the U.S. operators of multiple cable television systems (MSOs) which currently offer our programming blocks to their VOD enabled customers under sublicense agreements from TVN and iN Demand. The table also includes the Canadian MSOs with which we have direct license agreements. These sublicenses and licenses cover over 196 markets in the U.S. and eleven markets in Canada. These MSOs have an aggregate of over thirteen million VOD-enabled subscribers in these markets.

Name of MSO	Start Date	Number of Markets	Total Subscribers	VOD-Enabled Digital Video Subscribers
Charter	04/06	45	11,000,000	1,786,336
Adelphia (now Time Warner, Comcast)	04/06	30
Time Warner	03/06 relaunch 9/06	30	13,471,000	9,160,280
Mediacom	06/06	30	1,400,000	350,000
Bresnan	01/06	10	284,000	72,500
Atlantic	05/06	10	213,000	24,000
Blue Ridge	10/05	3	181,600	38,203
Buckeye	10/05	3	143,000	57,284
Shaw	05/06	11	3,000,000	900,000
Rogers	11/06	20	4,000,000	1,200,000
Verizon (undisclosed - estimated)	06/06	6		15,000
TOTAL		196	37,121,600	13,603,603
Note: Numbers ended in even thousands are rounded. Start date is the earliest date Eurocinema was introduced on a system within an MSO.

DISTRIBUTION STRATEGY

Cable TV We have entered into agreements with the largest VOD aggregators in the North American cable television market, TVN and iN Demand. We launched as a branded Eurocinema service with TVN in October 2005. Our titles provide one of TVN’s eight virtual networks. The agreement with TVN allows us to access cable subscribers served by Charter, Comcast, Mediacom and many medium and small cable systems. TVN also allows us to access homes in Canada and those served by telephone/broadband companies like Verizon FiOS, AT&T and Sprint who are entering the cable television market. We launched with iN Demand in February 2006. Our agreement with iN Demand gives us access to Time Warner and Brighthouse Networks households.

We have initiated distribution in Canada with Rogers and Shaw, the two largest cable operators in Canada. We concluded agreements with Shaw and Rogers in March and July 2006, respectively.

Satellite/DBS Strategy We are currently in negotiations with Communications Corporation (Dish Network) and DirectTV, Inc. regarding the launch of Eurocinema on their respective satellite TV systems in the U.S. We expect to conclude agreements and be providing programming blocks to Dish Network and to DirectTV as early as March 2007. EchoStar has approximately two million DVR enabled subscribers, at the date of this registration, who will be able to purchase Eurocinema content. DirectTV has advised us that it anticipates having approximately 800,000 VOD enabled subscribers by the end of 2007, who will be able to purchase Eurocinema content.

International Strategy We launched our Eurocinema service with Tangerine Global LLC in December 2006. Tangerine provides VOD service to thirty luxury hotels in the US, Canada, Europe, Asia and the Caribbean.

Internet We entered into an agreement in May 2006 with Google to distribute Eurocinema on the Google Video Portal. We expect the launch of Eurocinema by Google to begin in the near future, once Google makes certain changes to its user interface to distinguish between movie sales and movie rentals.

PROGRAMMING STRATEGY

Our Eurocinema service is designed to provide to the North American market international films, especially European films, which have top production values, acclaimed producers and award-winning casting that would otherwise have virtually no distribution in North America. We package these feature length titles in two-hour branded, fully-produced programming blocks, which include thematically related short-format films and value-added content exploring facets relevant to the main feature - these elements include interviews with directors and talent. Directors, producers and stars of these films are cooperating with us in the supplemental content we believe because it provides them with valuable, fresh exposure before a large North American audience.

TARGET AUDIENCES

We have identified strong primary and secondary target audiences.

We believe our primary audience consists of fans (cinephiles) of unique, quality international cinema who have either limited or no means to satisfy their interests. In some major markets (e.g. New York, Los Angeles, Chicago and San Francisco) and a handful of smaller communities tied to progressive universities (e.g. Madison, Wisconsin, Austin, Texas, Santa Fe, New Mexico and Lawrence, Kansas), audiences have access to a few “art” theatres. Video rental stores typically have a limited selection of foreign titles and some film appreciation organizations provide access to hard-to-find movies. In most mid- and small-sized markets, virtually none of the above is available. NetFlix, Inc., the mail order video rental service, has 70,00 total titles available; however, only a small percentage of them are foreign films, the bulk of these being Asian titles. The European titles NetFlix offers are only titles that have had a wide theatrical release in the U.S., like "Amelie" and "A Very Long Engagement".  Blockbuster is now offering DVDs by mail, but we anticipate the offerings will mimic the foreign films available in their retail stores.

We believe our secondary audience is the so-called "television adventurer”: Viewers who are constantly in search of original television content and are willing to pay premium fees for the thrill of finding something new and different. These viewers are heavy users of VOD and PPV and have driven the PPV market to nearly $3 billion annually (Kagan Research; Pay TV Newsletter). These viewers tend to be younger (Adults 18 to 49), and the titles tend to attract more men.

MARKETING

North American Markets

We plan to focus on building a subscriber base at a grassroots level through direct outreach to the most relevant, targeted demographic groups.

Our consumer marketing will focus on building awareness of the Eurocinema brand and the individual program blocks, increasing usage and driving cable and satellite subscriber demand for Eurocinema carriage on their local systems. Also, we plan to collaborate with venues and vehicles that provide these groups with information and guidance about entertainment options. These venues and vehicles include in-theatre advertising programs and participation in direct mail pieces that cable operators routinely send their digital subscribers. We also plan to produce and use unsold programming blocks on cable systems around the country to promote Eurocinema in cross-channel promotional announcements, generic announcements promoting the service and title specific announcements.

We are seeking to form alliances with:
•	Additional cable system operators throughout North America;

•	VOD and PPV distribution companies who deliver services to cable and satellite operators;
•	Film appreciation organizations and events around the country;
•	European producers and rights-holders;
•	Domestic distribution companies.

Our consumer marketing plan will reach out to the two targeted audiences we identify above: film lovers, who want access to new quality titles, and TV adventurers, who seek the kind of original, undiscovered content that is provided through premium cable/satellite services. We believe our original television programming offers high production value at a reasonable price and provides North American consumers with the ability to see European and international films screened, honored and reported-on at worldwide festivals and presented in context.

The goals of our marketing plan are:
•	Drive buy-rates among VOD and PPV subscribers, by consumer marketing and Eurocinema branding;
•	Drive carriage on MSOs by marketing to the cable companies through the trade press, through industry trade shows, and other means;
•	Establish the Eurocinema brand as the place to view quality international cinema, attracting a customer base and repeat customers.

The cornerstones of our marketing plan are:
•	Grassroots marketing and publicity at the local level;
•	Alliances with entertainment organizations, venues and events that directly reach the film-lover;
•	Visibility in and support from the media reaching these potential users;
•	Maximizing consumer-marketing resources available through the cable MSOs.

Advertising and promotional initiatives are expected to include:
•	In-theatre advertising at theatre chains recognized as leaders in independent/art/foreign film scheduling;
•	Advertising on relevant networks, as well as visibility within local cable systems' on-air, print, mailer, online and community relations marketing initiatives;
•	Cooperative arrangement with MSOs to provide subscribers with a free Eurocinema title in exchange for Eurocinema advertising and promotional placement;
•	Advertising on and sponsorship of relevant online websites, including, but not limited to, film fan sites and forums, as well as sites catering to those seeking unusual TV content;
•	Placements within local-market mainstream and college film festivals;
•	Sponsorship of public radio film and arts programming;
•	Free placement of film content produced for promotion of local cable arts and entertainment programming.

We plan our media relations initiatives to include publicity for individual titles, as well as the Eurocinema brand, which will be targeted to the following print, electronic and online media:
•	Relevant consumer film appreciation, entertainment and arts outlets - on the local and national levels;
•	Online film and TV fan forums;
•	College media;
•	Cable, television, entertainment trade media.

In addition, endorsements for Eurocinema will be sought from influential film columnists, reviewers and experts. Potential partnership and alliance initiatives are expected to include:

•
Involvement in key local, regional and national film festivals - opportunities to include sponsorships of activities, production of special screenings, booking speakers and providing branded merchandise;

•	Tie-ins with video/DVD rental outlets;
•	Contests and other promotional incentives with online film fan sites;
•	In-flight programming and marketing opportunities with key airlines;
•	Marketing co-ventures with international travel bureaus;
•	Endorsements of Eurocinema by celebrities relevant to quality cinema fans.

We are considering the offering of sponsored content in the future. We believe sponsored content may drive significant cross-promotional initiatives and generate revenue accordingly. Potential program block sponsors may include international travel businesses, film distributors, theatre chains and producers and manufacturers of luxury goods and services.

We face several marketing challenges. First and foremost, the newness of VOD makes it a difficult platform on which to launch a channel and to distinguish our individual program blocks and feature titles. Accordingly, we face the dual challenges of driving audiences not just to Eurocinema, but to VOD itself. We believe we have an ally in this challenge - the MSOs themselves who are investing millions of dollars in the VOD infrastructure and in marketing the VOD platforms. We believe the cable operators see VOD as the future of their business.

We believe there will be more opportunities to market and brand our Eurocinema service. Instead of having titles listed on just the main menu, as was the case during the soft launch period and at present on many cable systems, we plan to have a “Eurocinema” tab on the user interface for all cable systems. Time Warner has advised us that it has plans to initiate a test in the New York-New Jersey market with a "Eurocinema" tab in 2007. A thirty-second promotional announcement of Eurocinema offerings is currently in the array of promotional announcements being distributed to TVN systems. Also, customized promotional announcements are being distributed to Charter, Mediacom and Time Warner systems. The Eurocinema promotional announcements will be used for cross-platform promotion of the service. We expect cable operators to run the promotional announcements because they share in the revenue generated by the sale of our movie titles.

International Markets

We believe that following our establishment of Eurocinema in North America as a primary source of independent world cinema, we will have the opportunity to export the Eurocinema model beyond North America and, in turn, become a clearinghouse of programming for potential international franchisees. By aggregating rights to select countries where we believe the Eurocinema service would be successful, we believe we can profit from resale to franchisees, particularly by tailoring our value-added ancillary programming to each local territory. We do not have a franchising program at the present time.

FILM LICENSING AND ACQUISITION

Our strategy for the acquisition of film titles is to focus on high quality, award winning films that have missed entirely or had very limited distribution in North America.

Due to limited distribution outlets, very few of the approximately 800 feature-length European films released annually get distribution in the North American market. As a result, we believe a large number of films are available for potential acquisition. We do not intend to compete for acquisition of the limited number of titles that are already in North American distribution or that are of interest to major film distributors or TV channels. With this acquisition strategy, we expect our licensing cost to be less.

We currently acquire titles from major studios and small independent producers in Europe. We also acquire short films which provide an added value to our programming. We have licensing agreements with major film studios in Europe such as RaiTrade (Italy), France Television distribution (France), MK2 (France), RTVE (Spain) and plan on establishing relationships with all the other major producers and film festivals. Also, we have an agreement with First Run Features, one of the major distributors of foreign films in the US.

To control licensing costs in the future, we are planning to invite European film distributors to join with us as equity partners. We believe our equity program will be a very attractive arrangement to the distributors, offering them access to a substantial new source of revenues that previously has not been available to them. We plan to seek also partnerships with foreign film producers in output deals, joint financing and equity participation to gain access to their libraries.

We have professional personnel, based in Paris, who search for the best European films to bring to North America, both from studios and independent film festivals.

Our license agreements are typically for one year with automatic two-year renewals or for two years with an exclusive license window for VOD/PPV, cable and satellite distribution in North America; options for VOD/PPV cable and satellite distribution in Canada; and, for broadband distribution. Some licenses are for longer or shorter periods than our typical license. All agreements typically allow unlimited runs during the license period. We have successfully negotiated a discount on licensing fees because we are the first to bring these films to the North American market.

PROGRAMMING AND SCHEDULING

Our programming staff oversees the development of VOD programming blocks, including the feature selection and value-added content. Our programming staff also identifies titles that will be available for download from the Internet.

PRODUCTION

We plan to utilize freelance production personnel, on camera talent for the wraparound segments and voice over talent for the promotional announcements on an as-needed basis for these tasks. We use Rick Portin Productions in Seattle, Washington to transfer the films from PAL (European) to NTSC (U.S.) format. The production of the hosted sections is completed and each block is assembled and dubbed to a Digibeta format and sent to TVN. TVN encodes and matches the Digibeta format media with metadata we supply and loads the programming blocks on the cable system servers. TVN also copies and encodes the programming blocks and sends them to iN Demand.

TECHNICAL OPERATIONS

Satellite back haul and other technical support aspects of the operation are initially being out sourced on an as-needed basis to TVN and iN Demand, who also handle back office duties, such as billing, collections and tracking.

SERVICE MARK

We have filed a federal service mark application for Eurocinema. Our service mark application is being opposed by Ildemaro Martinez, Jr., a former associate of Mr. Perioche. Mr. Martinez is disputing our right to use the service mark. See "Corporate History and Background". We have received a demand from “EuroChannel” that we cease and desist from using Eurocinema as a service mark. “EuroChannel” has registered a mark for "EuroChannel, but disclaims any right to the words "Euro" and "Channel". See, Part II Item 2 - "Legal Proceedings".

COMPETITION

We currently have no direct competition in the cable VOD-only, branded market. Our closest competitors are IFC, Independent Film Channel, and Sundance Channel. Both have plans to launch VOD services, but they are expected to offer only films already showing on their premium services. HBO, Showtime and Cinemax also have VOD services offering films currently showing on their premium services. Starz Entertainment LLC has rolled out a VOD service as an offshoot of its premium service and recently announced a download service via the Internet.

As cable MSOs and satellite companies have aggressively grown their businesses with cutting-edge technology and services, VOD has appeared as a new and unanticipated environment for program content. We believe we are a pioneer in this new marketplace in three ways: (i) as a source of theatrical films heretofore unavailable to North American fans, (ii) as a provider of truly-original-to-VOD content and (iii) as one of the first fully-branded VOD services.

Our marketplace is characterized by certain barriers to entry for others, such as the need to develop contracts with cable MSOs and licensing of movie titles, both of which require time and substantial investment. We do not anticipate that major U.S. theatrical film distributors will have an interest in this niche market due to their inherent internal and external cost structures. At the same time, however, these distributors create opportunities for us to form partnerships for distribution of their titles.

OUR EMPLOYEES

At the date of this registration, Mr. Perioche, Mr. Matela and Mr. Gould devote essentially their entire working time to our business. We also employ other consultants who we expect to become full time employees, including Mr. Namer, Ms. Goesseringer, Ms. Nesselson and Mr. De Saint Leger. When we obtain sufficient funding to pay salaries, we expect to employ six management employees and six additional employees.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Therefore, if you are considering buying our common stock, you should consider all of the risk factors discussed below, as well as the other information contained in this registration statement. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you plan to invest in order to pay your monthly expenses.

FORWARD LOOKING STATEMENTS
This registration statement contains forward-looking statements which involve risks and uncertainties. Those statements appear in a number of places and include statements regarding our intent, plans for future activities, belief and current expectations and those of our directors and management with respect to, among other things: (i) implementation of our business model; (ii) development and marketing of our products and services and (iii) prospects for revenues and profitability. The use of words, such as plan, intent, belief, expectation, anticipation and other similar words and the use of the future tense all indicate forward-looking statements. Forward-looking statements also relate to any event which is to occur in the future. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those suggested by or projected in the forward-looking statements as a result of various factors, many of which are beyond our control.

LIMITED OPERATING HISTORY MANY PROVIDE AN INSUFFICIENT BASIS ON WHICH TO MAKE AN INVESTMENT DECISION.
We are an early revenue-stage enterprise. We earned our first revenues in the latter part of 2005. We have incurred operating losses since inception and anticipate incurring additional losses from operating activities in the near future. There is no assurance we will be able to generate sufficient revenues from our business to reach a break-even level or to become profitable in future periods. Without sufficient revenues, we may be unable to create value in our common stock, to pay dividends and to become a going concern. We are subject to the risks inherent in any new business, innovative channels of distribution and a developing business model in a rapidly changing technology environment, including complications, delays, unexpected costs, technical problems and uncertainties. See "Business."

OUR LIMITED LIQUIDITY AND FINANCIAL RESOURCES CAN BE EXPECTED TO HINDER OUR EFFORTS TO BUILD OUR BUSINESS.
Our liquidity and financial resources are limited. Although we are seeking equity funding to improve our liquidity and financial resources, there is no assurance we will be able to arrange equity or other funding in the amount we need for our business or, if it is available, that the terms thereof will be acceptable to us. At the date of this registration, we have negative working capital. We expect this circumstance to prevail until such time as our revenues are equal to operating costs, as to when or if that occurs there is no assurance. We expect to need to sell common stock in exempt private offerings or registered public offerings if we are to obtain the additional capital we need for working capital, motion picture title acquisition, marketing and advertising and other aspects of our business.

LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.
We are dependent upon the knowledge, efforts and abilities of Sebastien Perioche, our founder, chairman and principal stockholder, and of Larry Namer, a proposed director and president, with respect to the conduct of our business. See “Management”. Our dependence on Messrs. Perioche and Namer is particularly important during the period before we achieve commercially sustainable operations, of which there is no assurance. The termination of either Mr. Perioche's or Mr. Namer's employment for any reason in the near future could be expected to have a materially adverse effect on us because we believe we cannot employ a replacement for either of them who would have his level of dedication to, vision for and financial interest in us. Furthermore, the salary and benefits required by a replacement may exceed our financial resources in the foreseeable future. At the date of this registration, we do not have employment agreements with Mr. Perioche and Mr. Namer. Mr. Perioche and, subject to his full time employment, Mr. Namer are committed to developing employment agreements with us. Mr. Namer will not become a formal employee until such time as we can pay his salary.

VOTING CONTROL BY MANAGEMENT STOCKHOLDERS MEANS OTHER STOCKHOLDERS WILL HAVE NO OPPORTUNITY TO ELECT OUR DIRECTORS AND LITTLE INFLUENCE ON OUR MANAGEMENT.
Mr. Perioche, who is our founder, chairman and principal stockholder, owns a total 13,995,000 shares of our common stock, or 43.37 percent of all voting stock outstanding. Directors and executive officers other than Mr. Perioche own an aggregate of 12,095,000 shares of common stock, or 37.48 percent. Furthermore, Mr. Perioche holds an irrevocable proxy coupled with an interest to vote an aggregate of 16,995,000 shares owned by the other directors and executive officers, as well as other persons, or 52.67 percent, giving Mr. Perioche the right to vote 96.03 percent of our common stock. Each issued and outstanding share of common stock is entitled to one vote on each nominee for a directorship and on other matters presented to stockholders for approval. Our Articles of Incorporation do not authorize cumulative voting for the election of directors. Any person who controls or can obtain more than fifty percent of the votes cast for the election of each director will control the election of all directors. Accordingly, Mr. Perioche holds a sufficient number of votes directly and by proxy to elect all of our directors, and other stockholders will not be able to elect any directors. Removal of directors for any reason requires a majority vote of our issued and outstanding shares of common stock, which Mr. Perioche holds a sufficient number of votes to prevent or accomplish.

WE MAY EXPERIENCE DIFFICULTY IN A CHANGING BUSINESS ENVIRONMENT.
The PPV and VOD markets and delivery systems in cable television and in satellite television are undergoing transition. If we are unable to adapt our methods of delivering cinema and our business model to changes which take place in the future, which we cannot predict, we will be unable to establish or continue successful operations. Television viewing habits in the North America are undergoing rapid change, including what is generally referred to as “time-shifting” and “place-shifting”, as well as the devices on which video content is being viewed, including a variety of hand held devices and the Internet. There is no assurance we will be able to adapt in a way to become or stay viable in this rapidly changing market place.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT.
Trading in our securities is expected to be subject, at least initially, to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, none of which apply to our common stock. These rules require that a broker-dealer who recommends our common stock to persons other than its existing customers and accredited investors, must, prior to the sale:

•	Make a suitability determination prior to selling a penny stock to the purchaser;
•	Receive the purchaser's written consent to the transaction;
•	Provide certain written disclosures to the purchaser;
•	Deliver a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market;
•	Disclose commissions payable to both the broker-dealer and the registered representative; and
•	Disclose current quotations for the common stock.

The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AND YOU MAY FIND IT DIFFICULT TO SELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID FOR THEM.
We do not know the extent to which the market for our shares of common stock may be volatile. Therefore, your ability to resell your shares may be limited. Actions or announcements by our competitors and economic conditions, as well as period-to-period fluctuations in our financial results and other factors, may have significant effects on the price of our common stock and prevent you from selling your shares at or above the price you paid for them.

Item 2. Management’s Discussion and Analysis.

SIGNIFICANT ACCOUNTING POLICIES

We account for gross revenues on a "net" basis, after deductions of percentages retained by cable operators (fifty percent) and service aggregators (ten percent). We do not receive sales reports or revenue until seventy-five to ninety days following sale by the cable operator. At the present time, there is no system in place in the industry which enables us to track sales as and when made. We have been informed that TVN is testing a system that will provide us with real-time tracking of sales by title and market. However, the delay in our receipt of actual monthly sales reports and payments is expected to continue.

RESULTS OF OPERATIONS

Fiscal Year 2005 Compared to 2004

Our sales in the 2005 fiscal year were $986, compared to no sales in the 2004 fiscal year. We began a soft launch of our branded VOD service in August 2004, but did not receive any of the revenues. The soft launch was principally for the purpose of developing relationships with MSOs and establishing the feasibility of VOD for foreign film. Revenues generated from sale of VOD were retained by the MSO and the aggregators (TVN and iN Demand) during the soft launch period.

Our direct cost of sales in the 2005 fiscal year were $1,824, compared to no direct cost of sales in the 2004 fiscal year. Direct cost of sales consists of license fee amortization which we did not begin to incur until 2005.

Our gross loss in the 2005 fiscal year was $838, compared to a zero gross loss in the 2004 fiscal year.

Our selling, general and administrative and other expenses in the 2005 fiscal year were $284,232, compared to $167,501 in the 2004 fiscal year. The increase in 2005 as compared to 2004 was principally as a result of increases in advertising and marketing expense, legal expense, consulting fees in lieu of salaries and rent, which were partially offset by decreases in license fees, entertainment expense and office supplies expense.

Our net loss in fiscal year 2005 was $285,070, compared to a net loss of $167,501 in fiscal year 2004.

Three and nine month periods ended September 30, 2006 and 2005

Our sales for the three months ended September 30, 2006 and 2005 were $7,008 and $986, respectively. Our sales for the nine months ended September 30, 2006 and 2005 were $7,008 and $1,997, respectively. The increase in 2006 over 2005 was because of the increase in the number of cable systems in 2006 that offered Eurocinema to their customers. Our revenues for the nine months ended September 30, 2006 would have been $11,630, but for adjustments required for the merger with New-Era Trading Group in May 2006.

We did not incur direct cost of sales for either the three and the nine months ended September 30, 2006 and 2005.

We earned a gross profit of $7,008 for the three months ended September 30, 2006 compared to a gross profit of $986 for the same period in 2005. We earned a gross profit of $11,630 for the nine months ended September 30, 2006 compared to a gross profit of $1,997 for the same period in 2005. The increase in 2006 over 2005 was because of greater sales in the more recent period.

Our selling, general and administrative and other expenses for the three months ended September 30, 2006 and 2005 were $77,195 and $133,348, respectively. Our selling, general and administrative expenses for the nine months ended September 30, 2006 and 2005 were $244,692 and $216,065, respectively. The increase in 2006 over 2005 was because of amortization expense, content delivery, legal expense and consulting fees in lieu of salaries which were partially offset by declines in advertising and marketing expense. Our selling, general and administrative expense for the nine months ended September 30, 2006 would have been $364,559, but for the adjustments for the merger with New-Era Trading Group in May 2006.

Our net loss from operations for the three months ended September 30, 2006 and 2005 were $70,187 and $132,362, respectively. Our net loss for the nine months ended September 30, 2006 and 2005 were $237,684 and $214,068, respectively. The increase in 2006 over 2005 was because of increased expenses in with only a modest increase in income. Our net loss for the nine months ended September 30, 2006 would have been $352,929, but for the adjustments for the merger with New-Era Trading Group in May 2006.

FINANCIAL CONDITION

At December 31, 2005, we had no cash and our other assets were significantly limited to net film licenses of $24,842, compared to $91 in cash at December 31, 2004. Our cash position improved to $21,070 at September 30, 2006, compared to $11,956 at the same date in 2005. Our film licenses net of amortization increased to $24,842 at December 31, 2005 compared to $3,006 at December 31, 2004. Our film licenses net of amortization increased to $49,641 at September 30, 2006 compared to $4,553 at the same date in 2005. We had negative working capital at both December 31, 2005 and September 30, 2006. We have funded operations primarily from capital contributions and loans from our largest stockholder, Mr. Perioche, and to a lesser extent by accounts payable to creditors and limited revenues. We are undertaking a private sale of common stock as a means of funding future operations and meeting our current obligations. There is no assurance that we will be able to sell any common stock or to arrange any other financing. Mr. Perioche does not have any obligation to continue contributing capital or lending funds to us and may terminate contributions and loans at any time. His father and one of our directors, Jacques Perioche, has subscribed to purchase shares in our private placement to fund certain operating expenses on a month to month basis. He may terminate his subscription for additional shares at any time.

Item 3. Description of Property.

We presently lease on an annual basis an “executive suite” office in Miami, Florida at a monthly rate of approximately $1,600, which includes reception and certain limited, related services. We intend to maintain or expand our Miami office, as well as open an office in Los Angeles, California for Mr. Namer and others and in Paris, France for our European operations, which are now being conducted from the home of Mr. De Saint Leger.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Our principal stockholders at the date of this registration statement are identified in the following table. These stockholders include:
- each of our directors and executive officers,
- our directors and executive officers as a group, and
- others who own more than five percent of our common stock, none of whom we know about.
We believe each of these persons has sole voting and investment power over the shares they own. The address of our directors and executive officers is our address.

Name	Number of Shares	Percentage
Mark E. Gould (1)	2,332,500	7.23%
Stephen Matela (1)	1,000,000	3.10%
Larry Namer (1)(4)	4,400,000	13.63%
Sebastien Perioche (1)	13,995,000	43.37%
Jacques Perioche (1)(3)	2,995,000	9.28%
All directors and officers as a group (5 persons)	26,190,000	80.40%
Anne-Lise Perioche (1)(2)	2,000,000	6.20%

(1) Sebastien Perioche has received irrevocable proxies coupled with an interest to vote for three years beginning April 2006 all of the shares owned by Messrs. Gould, Matela, Namer, Jacques Perioche, Ms. Perioche and others, aggregating 16,995,000 shares, giving Mr. Perioche the direct right and right by proxy to vote and aggregate of 30,990,000 shares, or 96.03 percent. The proxy does not include the right to vote for a share combination (reverse split), a change in control or a change in our business.

(2) Ms. Perioche resides in France.

(3) Mr. Perioche has subscribed to purchase and undetermined number of additional shares based on funding operating expenses on a month-to-month basis.

(4) Mr. Namer's minor son is the legal owner of 300,000 shares, subject to the proxy in favor or Mr. Perioche.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following table identifies the persons who are our directors, when they first became a directors, and executive officers and provides their ages, the positions they hold at the date of this registration statement.

Name	Age	Position	Director Since
Mark E. Gould	58	Vice President for Corporate Affairs and Secretary	N/A
Stephen Matela	57	Vice President for Affiliate Relations	N/A
Jacques Perioche (1)	61	Director	2006
Sebastien Perioche (1)(2)	34	Chairman, Chief Executive Officer and Chief Financial Officer	inception
____________________
(1) Jacques Perioche is Sebastien Perioche's father.

(2) Mr. Perioche may be deemed to be our "promoter" and "founder". We intend to replace Mr. Perioche as chief financial officer in the near future.

The following table identifies the changes in the persons who will become our directors, when they first became a directors, and executive officers and provides their ages, the positions they hold at the time we obtain funding to pay compensation and purchase directors and officers liability insurance for them and.

Name	Age	Position	Director Since
Mark E. Gould	58	Vice President for Corporate Affairs and Secretary	N/A
Stephen Matela	57	Vice President for Affiliate Relations	N/A
Larry Namer	57	Director and Chief Executive Officer	undetermined
Jacques Perioche	61	Director	2006
Sebastien Perioche	34	Chairman and Chief Financial Officer	inception
______________________
See notes to preceding table.

Our stockholders elect our directors at the annual stockholders meeting. Our directors serve until the next annual stockholders meeting at which time their successors are elected and qualify. Directors who are or will become executive officers do not receive additional compensation for serving as directors. Jacques Perioche is serving as a director without compensation and we do not have an agreement for future compensation for his services. Our executive officers are elected by the board of directors and their terms of office are at the discretion of the board of directors, subject to terms and conditions of their respective employment agreements, when and as signed.

Mark E. Gould is our Vice President for Corporate Affairs and corporate secretary beginning approximately January 2006. Mr. Gould has thirty years of experience in the public securities markets, as a stock broker, registered principal and corporate affairs consultant to, as well as an investor in, public and private companies, coordinating merger and acquisition strategies, reverse mergers and financial and legal due diligence, SEC filings, and public and investor relations. He concluded his work in the securities broker-dealer and investment banking industry in about 1982. Mr. Gould pioneered digital and other technologies beginning in 1991 when he introduced digital video compression for television broadcasting on the Moscow Global Satellite System for the Ministry of Communications of the Russian Federation and Russian State Television Channel 1. Mr. Gould represented Comsat/RSi, General Instrument Corporation (U.K.), Compression Labs, Inc. and other equipment suppliers in their initial sales of video digital compression and cable television system equipment to Russian TV Channel 2 and for Moscow’s first broad band cable TV plant. >From 1997 to 1999, Mr. Gould held the position of Vice President of Corporate Affairs and Corporate Secretary for Internet Cable Corporation, a pioneer in high-speed Internet cable modem systems. From 1995 until 2002, Mr. Gould was a director and also held the position of Vice President of Corporate Affairs of Ong Corporation, a privately held company, which through its patents and proprietary technology develops enabling technologies and products for interactive networks. From 2002 through 2005, Mr. Gould founded and served as President of Microbial Enhanced Oil Recovery Corporation, a private company he owned with others, working with major oil companies in the Russian Federation.

Stephen Matela is our Vice President for Affiliate Relations beginning in November 2004. In this role, Mr. Matela is responsible for carriage agreements with MSOs and for working with our distribution partners to enhance reach within individual cable systems. Mr. Matela also will be working with local systems in the marketing of Eurocinema to their subscribers. From April 2001 to February 2004, he was the manager of affiliate relations for INNX, Inc., which changed its name to Nearware Networks, Inc. where he worked in program syndication and new product placement in programming and branded entertainment. After four months as an independent consultant, Mr. Matela joined InFlight Media, Inc. in June 2004, where he worked until December 2004 as a marketing manager in entertainment for the acquisition of content from television networks and production studios. Mr. Matela has over thirty years of broadcast and cable industry experience, having held programming and general management duties at stations in New York, Syracuse and Buffalo, NY and San Diego, CA. Mr. Matela served for several years in the ABC Television Network Affiliate Relations Department handling stations in Texas, Oklahoma and Indiana for the network. He also has been active as a consultant in the cable television industry, working extensively with startup operations and with an emphasis in affiliate sales and marketing. Mr. Matela earned a bachelor of Science Communications from Ohio University.

Larry Namer will become a director and our chief executive officer when we purchase directors and officers liability insurance and have funds to pay his salary. He is providing consulting services to us until his employment date. Mr. Namer has been employed by Comspan Communications, Inc. for more than the past five years as its president. Comspan, founded in 1989, is one of Hollywood's foremost strategic planning and consulting firms for cable television and new media. He has also been the president of LJN Media since 2004. Mr. Namer has thirty-five years professional experience in cable television and new media. He is considered to be one of the foremost experts on the influence of technology on the underlying business of media and entertainment. Mr. Namer is the founder of several high-profile entertainment companies, including E! Entertainment Television (formerly Movietime Channel, Inc.), Movies USA Magazine Television.com, Steeplechase Media, Inc., Comspan and Reality Central. Mr. Namer began his career in 1971 at Time Inc.'s Manhattan Cable where he ultimately became Director of Corporate Development. After leaving Time Inc., held the position of Vice President and General Manager of Valley Cable Television (VCTV) in Los Angeles, the nation's first 61-channel two-way cable system. His vision and direction garnered VCTV several Emmy and CableACE award nominations, as well as recognition by Forbes magazine as the national model for local cable television programming. Mr. Namer guided E! Entertainment Television as it expanded to include 11 international markets and a successful radio show, syndicated in over 110 markets. His interest in E! was purchased by Home Box Office. He formed Steeplechase Media Inc. in 1995 to develop interactive television and new media content and distribution systems. Mr. Namer was the primary consultant to Microsoft's innovative, interactive television project, MiTV, and a consultant to Paul Allen’s "Digeo". Comspan also established a division in the former Soviet Union and among its most notable achievements was bringing the American soap opera Santa Barbara to the market where it was wildly successful for 9 years. Comspan Russia was also responsible for the production and promotion of over 200 music concerts and sporting events featuring top western performers, including David Bowie, Ringo Starr, Cheryl Crow, Julio Iglesias. He was awarded the prestigious President's Award from the National Cable Television Association in 1989. Mr. Namer earned a bachelor of arts degree from Brooklyn College (1971).

Jacques Perioche is the Chief Executive Officer of Perioche Recycling SA, a recycling company in France, an industry with which he has been involved for over thirty years. He is Chairman of Euroventure, a Belgium-based investment company specializing in the areas of waste management, luxury retail stores, real estate and media. We believe Mr. Perioche has strong management and operational skills. Mr. Perioche advises and consults with us in the areas of strategic development, film acquisition, strategic partnerships and startup operations.

Sebastien Perioche is our founder and Chairman. Mr. Perioche has been involved as a co-founder and an executive officer since 1995 in an number of ventures which have preceded his efforts to launch our business. See, Item 1 - "Our Corporate History and Organization". Mr. Perioche has engaged in entrepreneurial activities and believes he is well versed in interactive technology and industrial corporations. Mr. Perioche has global business experience in the operation of start-up companies and manufacturing companies, and a strong understanding of worldwide business cultures. Mr. Perioche is responsible for our development strategy and investments in addition to managing relationships with international film distributors. Prior to founding Eurocinema, Mr. Perioche held the position of Vice President for The Perioche Group of Companies, France where he specialized in launching international strategies for the real estate and luxury retail sectors, as well as devising strategies for financial growth and international taxation benefits. Additionally, Mr. Perioche founded Euroventure, S.A., a seed investment fund based in Brussels, Belgium, which hosts a portfolio of diversified investments in manufacturing and media companies. Mr. Perioche earned a Bachelor of Science degree in Business Administration from the University of Lausanne, Switzerland, and attended a one year graduate program in Finance and Economics at Harvard University, Boston. He is fluent in French, English, and Spanish.

Item 6. Executive Compensation.

The annual cash and long term compensation earned by Mr. Perioche in his capacity as our chief executive officer since we began in October 2004 is set forth in following table. The table also sets forth the salaries we have agreed to pay our three other highest paid executive officers whose annual salaries will be over $100,000 per year.

Name & Position Year	Cash Compensation	Non Cash Compensation	Long Term Compensation
Sebastien Perioche
Chief Executive Officer
2004	None	None	None
2005	None	None	None
2006	None	None	None
Subject to funding, the persons named below will be paid compensation for holding the positions listed following their respective names. They have agreed to accept shares of our common stock equal to the difference between the cash compensation actually received and the amounts stated below, beginning January 1, 2006, valued at the price at which we are offering our common stock in a private placement. We will discontinue partially paying executive compensation in our common stock when we have funding or revenues sufficient for this purpose.

Sebastien Perioche
Chief Financial Officer	$175,000	None	None
Mark E. Gould
Vice President for Corporate Affairs	$150,000	None	None
Stephen Matela
Vice President for Affiliate Relations	$125,000	None	None
Larry Namer
Chief Executive Officer	$240,000	None	None

KEY EMPLOYEES

When we obtain sufficient funding to pay salaries, we expect to employ Nicole Goesseringer, Lisa Nesselson and Jean Christophe de Saint Leger as key employees. Until then, each of them is providing consulting services to us.

Nicole Goesseringer is our public relations and communications director. Ms. Goesseringer is the founder of Kultura PR, a full service public relations consultancy firm that specializes in international entertainment and arts and culture clients, including E! Networks, Sabeva Film Distribution, Berlin Tourismus Marketing, and hannah m. designs. Ms. Goesseringer served as Associate Director, Worldwide Publicity, E! Networks for over four years, where she oversaw media relations for E!'s rapidly expanding international division, including the E! International Network and E!'s program sales division. She also was responsible for domestic trade and consumer publicity for E!, The Style Network and E! Online. Ms. Goesseringer has worked in new media/entertainment convergence public relations at mPRm Public Relations and was responsible for several high profile entertainment and new media convergence accounts, including Sony Pictures. Ms. Goesseringer also has worked at Steeplechase Media/Comspan Communications as Director of Marketing where she oversaw marketing communications for Comspan Communications, Steeplechase Media, and Comspan Russia. Ms. Goesseringer also held senior level positions at Cormier Communicators, one of Canada's top public relations firms. Ms. Goesseringer serves on the Board of Directors of the Los Angeles - St Petersburg, Russia Sister City Committee. She holds a Master of Arts in Communications from California State University, Fullerton, and a Bachelor of Arts in Slavic Studies from the University of Ottawa in Canada.

Lisa Nesselson is our programming director. Ms. Nesselson is responsible for representing us at international film festivals, selecting key catalogues for acquisition, overseeing capsule commentaries, writing the monthly column and highlighting film news for Eurocinema. Ms. Nesselson has reviewed European cinema for Variety since March 1991 and served as the paper’s only critic in France in 1993-1994. She has served on the juries of the world’s most prestigious film festivals and reviews approximately seventy French films per year, in addition to more than forty titles from other countries. An accomplished film journalist and critic, Ms. Nesselson has written the monthly film column in The Paris Free Voice since 1986; her reviews and editorials are posted on such high-profile international film websites as eurofile.com, variety.com, parisvoice.com, filmscouts.com and facets.org. Her reviews have been quoted in Vanity Fair and the New York Times. In addition, she currently contributes film reviews and cultural reports to the BBC World Service.

Jean Christophe de Saint Leger is our film acquisitions director and head of our Paris office. Mr. de Saint Leger previously was responsible for acquisitions, management and distribution of films under L’Agence de Courtmetrage (LADC), since 1991. During this period, Mr. de Saint Leger negotiated and managed the assignment of TV rights to broadcasters, as well as new program acquisitions for the extensive LADC catalogue. Mr. de Saint Leger also has worked with cable operators in the fields of marketing and research/analysis of cable service penetration of French and international subscribers. He has conducted programming research for French and international cable TV channels as well as general administration and stock management for a library of more than two thousand films in the fiction, animation and documentary genres. Mr. de Saint Leger earned a bachelor of law and communication from University of Paris.

Item 7. Certain Relationships and Related Transactions.

Jacques Perioche and Sebastien Perioche are father and son. Messrs. Perioche have been advancing funds to us on an as needed basis to cover certain essential operating expenses. Neither of them is obligated to continue advancing funds. At September 30, 2006, we owed Messrs. Perioche a total principal amount of $267,694, at an annual interest rate of eight percent, beginning the date of each respective cash advance. Jacques Perioche has subscribed on a month-to-month basis beginning January 1, 2007 to purchase common stock in our private placement to cover certain essential operating expenses. He may discontinue his subscription at any time. His price per share will be the lowest price paid by non-affiliated investors in our private placement.

Item 8. Description of Securities.

The following description of our common stock is qualified in its entirely by our Articles of Incorporation, bylaws and the corporation law of Florida. We are authorized to issue 100 million shares, $0.001 par value per share. On the date of this registration statement, we have 32,270,000 shares of common stock issued and outstanding. Holders of the common stock (i) have equal and ratable rights with all holders of issued and outstanding common stock to dividends from funds legally available therefore, when, as and if declared by the board of directors; (ii) are entitled to share ratably with holders of issued and outstanding common stock in all of our assets available for distribution to holders of common stock, upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; (v) have one vote on election of each director and other matters submitted to a vote of stockholders; and (vi) do not have cumulative voting rights. All shares of common stock outstanding are, and the common stock sold pursuant to this prospectus, when issued and delivered against payment therefore, will be, duly authorized, legally issued, fully paid and non-assessable. A holder of our common stock does not have a preemptive right to purchase common stock which is sold subsequent to such person’s acquisition of his or her shares.

Part II

Item 1. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

We do not have a public market or a trading symbol for our common stock at the date of this registration. The issue of a trading symbol is in the discretion of the National Association of Securities Dealers, Inc. We have engaged Spartan Securities Group, Inc., a securities broker-dealer, to apply on our behalf for a trading symbol concurrent with our filing of this registration statement. We believe that at the time the staff of the U.S. Securities and Exchange Commission notifies us that they have no further comments on this registration statement, and amendments hereto, we will also have satisfied any comments the National Association of Securities Dealers, Inc. may have on our application for a trading symbol and will then assign a trading symbol for our common stock. There is no assurance our common stock will be assigned a trading symbol.

Our Stockholders

Our common stock is owned of record by approximately 315 individual holders. Approximately 260 of these stockholders acquired their stock between 1992 and 1998, when we were engaged in a different business.

Dividends

We have never paid a cash dividend or a stock dividend. We intend to keep future earnings, if any, to finance the expansion of our business and do not anticipate that we will pay any cash dividends in the foreseeable future. Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors. Our board of directors has the sole authority to declare dividends.

Transfer Agent

We have engaged Island Stock Transfer, Inc. to serve as our stock registrar and transfer agent. Island's address is Suite 104N, 100 Second Avenue South, St. Petersburg, Florida 33701.

Item 2. Legal Proceedings.

At the date of this registration, we are not engaged in any litigation.

We are engaged in an administrative proceeding in the U.S. Patent and Trademark Office in which Mr. Martinez (see, "Our Corporate History and Organization") has opposed our application to register Eurocinema as a service mark, claiming that he has the right to use the service mark. See, Part I Item 1 - "Our Business - Service Mark". We believe we have reasonable grounds to, but have no assurance we will, prevail in the administrative proceeding. Mr. Martinez has filed a motion to strike our motion to dismiss his third opposition and for sanctions, fees and costs. In the event we are prevented from continuing to use Eurocinema as our service mark, our revenues may be adversely affected during the period we establish branding under a different name.

Mr. Martinez has separately and more recently by demand letter asserted a claim to our web address (URL) and "assets", as well as demanding we "cease and desist" from using the URL, the assets and the service mark. The bases for these claims are not clear, other than the adverse claim to the service mark; nor are the assets alleged to be covered by the claim identified. The claim to the URL would appear to be derived from his opposition to the service mark asserted in the administrative action before the USPTO. A 2003 partnership agreement between Mr. Perioche and Mr. Martinez purports to transfer all assets to which Mr. Martinez could seek to assert any claim to our predecessor. We believe that any and all such assets were transferred in accordance with the partnership agreement and Mr. Martinez has no claim on those or any other of our assets. We cannot predict what litigation, if any, may be brought by Mr. Martinez.

In a separate matter, we have received a demand letter from EuroChannel, an unrelated company, claiming our Eurocinema mark infringes its use of the word "EuroChannel", based on the principle of confusion. EuroChannel's service mark registration disclaims an rights in the words "Euro" and "channel. We believe this claim of infringement is frivolous.

We do not expect to be engaged in routine litigation in the normal course of its business.

Item 3. Changes in and Disagreements with Accountants.

Not Applicable

Item 4. Recent Sales of Unregistered Securities.

The following table sets forth information about our unregistered sales of securities during the three year period ended December 31, 2006 and the interim period between that date and the date of this registration statement.

Sales of common stock in March and April 2006 prior to the merger of Eurocinema Corp. into New-Era Trading Group:

Aggregate Number of Shares	Purchaser/Group	Price per Share	Exemption
248,952	Directors and officers of New-Era Trading Group (1)	$0.001	Section 4(2)
9,800,000	Future officers/employees of EuroMedia (2)	$0.001	Section 4(2)
1,225,000	Future consultants to EuroMedia (3)	$0.001	Section 4(2)
850,000	Future service providers to EuroMedia (4)	$0.001	Section 4(2)
50,000	Future service provider to EuroMedia (5)	Services	Section 4(2)

(1) Issued three persons for prior services rendered.

(2) Issued to four persons for promissory notes.

(3) Issued to 10 persons for promissory notes.

(4) Issued to four persons for promissory notes.

(5) Issued to one person for professional services to be rendered.

Issuance of common stock in the merger of Eurocinema Corp. into New-Era Trading Group:

Aggregate Number of Shares	Purchaser/Group	Price per Share	Exemption
17,000,000	Sebastien Perioche (1)	Not applicable	Section 4(2)
2,000,000	Anne-Lise Perioche (1)	Not applicable	Section 4(2)

(1) Stockholder of Eurocinema Corp.

Issuance of common stock subsequent to the merger of Eurocinema Corp. into New-Era Trading Group:

Aggregate Number of Shares	Purchaser/Group	Price per Share	Exemption
405,000	Service Providers (1)	Services	Section 4(2)
310,000	Service Provider	Services	Section 4(2)

(1) Issued to six persons for performance of various future services.

Sales of common stock subsequent to the merger of Eurocinema Corp. into New-Era Trading Group for cash in a private placement in reliance upon Section 4(2) and Rule 506 under Regulation D:

Aggregate Number of Shares	Purchaser/Group	Commission Per Share	Price per Share	Exemption
20,000	Accredited Individual Investor (1)	None	$0.50	Section 4(2)
10,000	Institutional Investor (2)	None	$0.50	Section 4(2)

(1) Issued to one persons for cash.

(2) Issued to one institutional investor for cash.

Except as stated in the immediately preceding table, we did not pay and no one acting on our behalf or to our knowledge paid any commissions or other compensation with respect to the sale of any of the shares listed in the tables above. Our directors and officers made the sales directly to the purchasers. Each purchaser either had a preexisting relationship with us, which provided access to information on an ongoing basis about our business, condition and prospects, financial and otherwise, or was undertaking a relationship with us and we provided access to material information about our business, condition and prospects, financial and otherwise, needed by such purchasers, who did not have a preexisting relationship with us, to make an informed investment decision. We believe, based on representations of the purchasers, that each purchaser had such knowledge and experience in business and financial transactions that he or she was able to understand and evaluate the risks and merits of their investment in a high risk enterprise. A legend was placed on each certificate, prohibiting public resale of the shares, except in compliance with Rule 144 or pursuant to an effective registration statement under the Securities Act of 1933 (the "Act"). The Registrant claims exemption from the registration requirement of the Act by reason of Section 4(2) of the Act and the rules and regulations cited above, on grounds that the sales listed above did not involve a public offering or an underwriter within the meaning of the Act.

Item 5. Indemnification of Directors and Officers.

Florida law authorizes us to indemnify our directors and executive officers against liability, damage or loss they may incur in their capacity as directors and executive officers, unless they breach their duty of loyalty to us, do not act in good faith, violate the law or receive improper personal benefit. These provision limit our rights and the rights of our stockholders to recover damages against a director and executive officer. Florida corporate law provides that our directors and officers are not individually liable to us or our stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (a) his or her act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Exceptions this general provision are (a) if and when judgment of ouster is rendered against us on account of the misconduct of an director or officer, they shall be jointly and severally liable to an action by anyone injured the misconduct and (b) the director or officer offers or sells a security in violation of any of Florida securities law. Unless a director or officer is liable to us and our stockholders pursuant to one or more of the exceptions, we believe we have the power and authority to indemnify and hold our directors and officers harmless against all loss, injury and manages, including the costs and expenses of defense and appeal, and we can purchase directors and officers errors and omissions insurance for the purpose of fulfilling its indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

Pollard-Kelley Auditing Services, Inc
Auditing Services	3250 West Market St, Suite 307, Fairlawn, OH 44333 330-864-2265

Report of Independent Registered Public Accounting Firm

Board of Directors
Eurocinema Corporation

We have audited the accompanying balance sheets of Eurocinema Corporation, (A Development Stage Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has negative working capital, negative cash flows from operations and recurring operating losses which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in the notes to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and it cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting standards.

Pollard-Kelley Auditing Services, Inc.

/S/ Pollard-Kelley Auditing Services, Inc.

Fairlawn, Ohio
November 1, 2006

EuroMedia Holdings, Inc.
(A Development Stage Company)
Balance Sheets

	December 31,		September 30,
	2005	2004	2006	2005
			(unuadited)
ASSETS
CURRENT ASSETS
Cash	$-	$91	$21,070	$11,956
TOTAL CURRENT ASSETS	-	91	21,070	11,956

FIXED ASSETS
Office equipment	890	890	890	890
Less: Accumulated depreciation	(371)	(193)	(505)	(326)
	519	697	385	564
OTHER ASSETS
Film licenses	27,160	3,500	66,760	6,029
Less: Accumulated amortization	(2,318)	(494)	(17,119)	(1,476)
	24,842	3,006	49,641	4,553

TOTAL ASSETS	$25,361	$3,794	$71,096	$17,073

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Cash overdrafts	$965	$-	$-	$-
Accounts payable	81,258	-	$288,899	-
Accrued expenses	-	-	$17,150	-
TOTAL CURRENT LIABILITIES	82,223	-	306,049	-

LONG-TERM NOTES PAYABLE
Notes payable - shareholders	236,466	82,224	267,694	166,466

SHAREHOLDERS' EQUITY
Common stock -
100,000,000 shares, no par, authorized
2 shares issued and outstanding	2	2		2
100,000,000, $0.001 par, authorized
32,270,000 shares issued and outstanding			32,270
Additional paid in capital	202,604	132,432	731,014	193,833
Deficit accumulated during the
development stage	(495,934)	(210,864)	(1,016,362)	(343,228)
Treasury stock			(237,644)
Subscription receivable	-	-	(11,925)	-
Total Stockholders' Equity	(293,328)	(78,430)	(502,647)	(149,393)

Total Liabilities and Stockholders' Equity	$25,361	$3,794	$71,096	$17,073

See accountants' report and notes to financial statements.

Eurocinema Corporation
(A Development Stage Company)
Income Statements

			October 22 to	Nine Months Ended
	Years Ended December 31		September 30,	September 30,
	2005	2004	2006	2006	2005
				(unaudited)
Sales	$986	$-	$7,994	$7,008	$1,997

Direct Cost of Sales	1,824	-	1,824	-	-
Gross Profit	(838)	-	6,170	7,008	1,997

Selling, General and Administrative Expenses	284,232	167,501	1,018,156	244,692	216,065

Loss From Operations	(285,070)	(167,501)	(1,011,986)	(237,684)	(214,068)

Other Expenses	-	4,376	4,376	-	-

Tax Provisions	-	-	-	-	-

Net Loss	$(285,070)	$(171,877)	$(1,016,362)	$(237,684)	$(214,068)

Loss Per Share	$(142,535)	$(85,939)		$0.00	$107,034

Average Shares Outstanding	2	2		26,735,000	2

See accountants' report and notes to financial statements.

EuroMedia Holdings Corp.
(A Development Stage Company)
Statement of Shareholders' Equity
For the Period Ending September 30, 2006

				Accumulated
	Common Stock		Additional Paid in	Deficit During Development	Treasury	Subscription
	Shares	Amount	Capital	Stage	Stock	Receivable	Total
October 22, 2003, Inception	2	$2	$50,998	$-	$-	$-	$51,000
Net loss	-	-	-	(38,987)	-	-	(38,987)

December 31, 2003	2	2	50,998	(38,987)	-	-	12,013
Additional contributed capital	-	-	81,436	-	-	-	81,436
Net loss	-	-	-	(171,877)	-	-	(171,877)

December 31, 2004	2	2	132,434	(210,864)	-	-	(78,428)
Additional contributed capital	-	-	70,170	-	-	-	70,170
Net loss	-	-	-	(285,070)	-	-	(285,070)

December 31, 2005	2	2	202,604	(495,934)	-	-	(293,328)
Additional contributed capital	-	-	268,111	-	-	-	268,111

Merger with New-Era	(2)	(2)	(404,141)	-	-	-
	31,925,000	31,925	497,284	(282,744)	(237,644)	(11,925)	(3,104)
Shares issued for services	315,000	315	152,185	-	-	-	152,500
Shares sold	30,000	30	14,970	-	-	-	15,000
Loss for the period	-	-	-	(237,684)	-	-	(237,684)

Balance September 30, 2006	32,270,000	$32,270	$731,014	$(1,016,362)	$(237,644)	$(11,925)	$(50,484)

Eurocinema Corp.
Notes to Financial Statements
A Development Stage Company
December 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eurocinema Corp. (“the Company”) was incorporated on October 22, 2003, under the laws of the State of Delaware. The Company’s business activities to date have primarily consisted of the formation of a business plan, obtaining distribution licenses, and negotiating with cable providers for the provision of European movies to cable customers on demand.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less.

Office equipment

All property and equipment is recorded at cost and depreciated over their estimated useful lives, using the five year, straight line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful life of the assets, are charged to operations as incurred. Depreciation expense for the years ended December 31, 2005 and 2004 was $178 and $193 respectively.

Film Licenses

Film licenses represent the advance payment the Company makes for the right to distribute the film through its distribution channels. The agreements run from one to three years and have renewal provisions. The advance payments are amortized over the life of the agreement on the straight line basis. Amortization expense for the years ending December 31, 2005 and 2005 was $1,824 and $494 respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Start-Up Costs

Costs of start-up activities, including organization costs, are expensed as incurred.

Loss per share

Basic loss per share excludes dilution and is computed by dividing the loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

NOTE 2 - SHAREHOLDERS’ EQUITY

The Company has the authority to issue 1000 shares of common stock, par value $1.00 per share. There were 800 shares outstanding at December 31, 2005 and 2004.

On April 12, 2006, the Shareholders authorized a reverse split to 2 shares outstanding in connection with the merger with EuroMedia Holdings, Inc. All shares in these statements are restated at their post-split values.

NOTE 3 - INCOME TAXES

Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry- forwards for income tax purposes of approximately $499,400 expiring in various years from 2023 through 2025. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. The difference between income taxes and the amount computed by applying the federal statutory tax rate to the loss before income taxes is due to an increase in the deferred tax asset valuation allowance. The valuation allowance at December 31, 2005 is 100%.

NOTE 4 - RELATED PARTIES

The majority shareholder and officer of the Company has from time to time loaned funds to the Company. These loans have been memorialized by non-interest bearing demand notes. Total outstanding under these arrangements at December 31, 2005 and 2004 was $236,466 and $82,224 respectively.

NOTE 5 -SUBSEQUENT EVENTS

On April 21, 2006, the Company entered into a merger agreement with New-Era Trading Group, Inc. whereby all the outstanding shares of the Company were exchanged by the Company’s shareholders for 19,000,000 shares of New-Era. New-Era subsequently changed it name to EuroMedia Holdings, Inc.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of approximately $499,400 accumulated from October 22, 2003 (Inception) through December 31, 2005. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and debt financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking to raise $2,000,000 in cash.

PART III

Item 1. Index to Exhibits.

Exhibit Number		Page Number
Charter and Governance Documents
3.A.01	Restated Articles of Incorporation
3.B.01	By-Laws

Content Aggregator Agreements
10.A.01	TVN Entertainment Corporation
10.A.02	iN Demand LLC

Multiple Cable System Operator (MSO) Agreements
10.B.01	Rogers Cable Communications, Inc.
10.B.02	Shaw Cablesystems GP

Other Distribution Agreements
10.C.01	Google, Inc.
10.C.02	Tangerine Global LLC

Production Agreement(s)
10.D.01	Rick Portin Productions LLC

Consents and Other Exhibits
23	Consent of Pollard-Kelley Auditing Services, Inc., Independent Public Accountants
24	Power of Attorney (included on signature page of Registration Statement)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroMedia Holdings Corp.

By: /s/ Sebastien Perioche
Sebastien Perioche, Chief Executive Officer and Chief Financial Officer

Date: January ____, 2007

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sebastien Perioche such person's true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including any post-effective amendment thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or would do in person, hereby ratifying and conforming all that said attorney-in-fact and agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: January ____, 2007	/s/ Sebastien Perioche
Sebastien Perioche, Chief Executive Officer and Chairman of the Board of Directors

Date: January ____, 2007	/s/ Jacques Perioche
Jacques Perioche, Director

INDEX TO EXHIBITS

See Part III, Item 1.